RADICA(R) GAMES LIMITED
                          ANNOUNCES LICENSING AGREEMENT
                              WITH FISHER-PRICE(R)

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
January 8, 2003                                      PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ: RADA) and Fisher-Price announced today that they have signed a licensing agreement to produce a line of Rescue Heroes(TM) branded interactive and handheld electronics.

"Since their introduction five years ago, Rescue Heroes' popularity with kids has skyrocketed," states Pat Feely, CEO of Radica. "We are thrilled to have the opportunity to apply exciting, new technologies to this growing license and create innovative and fun products that preschoolers will love."

"Radica  has had  tremendous  success  with its Play TV(R)  line,"  notes  Caren
Shalek, VP of Licensing for Fisher-Price. "This type of interactive play, combined with the Rescue Heroes, 'cool guys who are good guys,' is a perfect fit and will have strong appeal among preschool boys."

Under the terms of the agreement, Radica will manufacture Rescue Heroes branded interactive and handheld electronic games for North American distribution. Radica will introduce the first Rescue Heroes item, Play TV Rescue Heroes, at the 100th American International Toy Fair, February 16-19, 2003. It will hit retail shelves in the fall of 2003.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Fisher-Price, Inc., a wholly-owned subsidiary of Mattel, Inc. (NYSE: MAT) and is located in East Aurora, New York, is the leading brand of infant and preschool toys in the world. Celebrating over 70 years of excellence in children's products, some of the Company's best known "classic" brands include Little People(R), Power Wheels(R) and View-Master(R). The Fisher-Price brand includes some of the most popular and widely recognized character brands - from Barney(TM) and Blue's Clues(TM) to Disney, Dora the Explorer(TM), Sesame Street(R) and Winnie the Pooh. The Company also develops and markets juvenile products called babygear (nursery monitors, infant swings, high chairs and more) that are designed to help families get the best possible start in life. The Company's web site can be found at www.fisher-price.com, providing valuable articles and resources to new and expectant parents.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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